Mail Stop 3561

August 28, 2006

Via Fax & U.S. Mail

Mr. Bradley C. Richardson
Executive Vice President, Finance and Chief Financial Officer
1500 DeKoven Avenue
Racine, Wisconsin 53403

Re: Modine Manufacturing Company
        Form 10-K for the year ended March 31, 2006
        Filed June 14, 2006
        File No. 001-01373

Dear Mr. Richardson:

We have reviewed your response letter dated August 18, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2006

Note 1. Significant Accounting Policies

- Revenue Recognition

1. We note from your response to our prior comment 5 that you assess collectibility of the commodity price increases through discussions with the customers or by knowledge of customer history in determining whether revenue should be recognized for commodity price increases. In future filings, please expand your Critical Accounting Policies section of MD&A to include a discussion, similar to that included in your response, of how you consider contractual commodity price increases in your revenue recognition policy.

- Reclassifications

2. We note from your response to our prior comment 7 that you believe the change to present purchase discounts as cost of sales from other income/expense is not a correction of an error, but a reclassification to be more consistent with predominant industry practice. Please tell us the amount of the purchase discount reclassification related to 2005 and 2004 and clarify for us if these amounts related entirely to purchase discounts received by the Company or indicate the amount that related to purchase discounts given to your customers. Also, please tell us why you do not believe that your accounting for these purchase adjustments should have changed upon the issuance of EITF 02-16. Additionally, as previously requested, for each type of reclassification adjustment discussed in your response, please provide us with the amount of each adjustment. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief